Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of June 30, 2016 and revenue and expenses for the three and six months ended June 30, 2016 and 2015 and cash flows for the six months ended June 30, 2016 and 2015. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group, respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the six months ended June 30, 2016 included in this Quarterly Report on Form 10-Q. The Recapitalization was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016.

The attributed financial information presented herein has been prepared assuming this attribution had been completed as of January 1, 2015. However, this attribution of historical financial information does not purport to be what actual results and balances would have been if such attribution had actually occurred and been in place during these periods. Therefore, the attributed net earnings (losses) presented in the unaudited attributed financial information are not the same as the net earnings (loses) reflected in the Liberty Media Corporation condensed consolidated financial statements included in this Quarterly Report on Form 10-Q. The net earnings (losses) attributed to the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Media common stock for purposes of those financial statements only relates to the period after the Recapitalization.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Media common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Media common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$526	112
Investments in affiliates, accounted for using the equity method	$166	153
Intangible assets not subject to amortization	$23,695	23,695
Intangible assets subject to amortization, net	$1,004	1,027
Total assets	$27,336	27,001
Deferred revenue	$1,814	1,769
Long-term debt, including current portion	$6,363	5,709
Deferred tax liabilities	$1,796	1,622
Attributed net assets	$9,980	9,599
Noncontrolling interest	$6,390	7,198

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	amounts in millions
Revenue	$1,235	1,119	2,435	2,195
Cost of subscriber services (1)	$(486)	(520)	(953)	(918)
Other operating expenses (1)	$(20)	(18)	(261)	(35)
Selling, general and administrative expense (1)	$(180)	(169)	(347)	(341)
Operating income (loss)	$343	194	679	484
Interest expense	$(86)	(76)	(167)	(149)
Income tax (expense) benefit	$(99)	(30)	(199)	(155)
Net earnings (loss) attributable to noncontrolling interests	$60	38	122	76
Earnings (loss) attributable to Liberty Media Corporation stockholders	$100	53	201	100

(1)	Includes stock-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	amounts in millions
Cost of subscriber services	$6	8	12	15
Other operating expenses	3	4	6	8
Selling, general and administrative expense	21	25	36	51
	$30	37	54	74

Liberty Braves Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$149	13
Property and equipment, net	$602	362
Investments in affiliates, accounted for using the equity method	$52	39
Intangible assets not subject to amortization	$323	323
Intangible assets subject to amortization, net	$64	70
Total assets	$1,285	849
Deferred revenue	$68	28
Long-term debt, including current portion	$137	139
Deferred tax liabilities	$27	49
Attributed net assets	$447	351

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	amounts in millions
Revenue	$131	103	135	108
Selling, general and administrative expense (1)	$(19)	(15)	(33)	(28)
Operating income (loss)	$(3)	(6)	(46)	(32)
Share of earnings (losses) of affiliates, net	$2	2	4	4
Income tax (expense) benefit	$—	1	16	10
Earnings (loss) attributable to Liberty Media Corporation stockholders	$25	(4)	—	(19)

(1)

Includes stock-based compensation of $2 million and $2 million for the three months ended June 30, 2016 and 2015, respectively, and $4 million and $2 million for the six months ended June 30, 2016 and 2015, respectively.

Liberty Media Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$554	76
Investments in available for sale securities and other cost investments	$484	525
Investments in affiliates, accounted for using the equity method	$905	923
Total assets	$2,401	1,952
Long-term debt, including current portion	$1,031	1,033
Attributed net assets	$1,220	983

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	amounts in millions
Selling, general and administrative expense (1)	$(9)	(15)	(29)	(32)
Legal settlement	$—	—	511	—
Operating income (loss)	$(12)	(17)	476	(36)
Interest expense	$(4)	(6)	(7)	(10)
Share of earnings (losses) of affiliates, net	$14	(5)	(7)	(37)
Realized and unrealized gains (losses) on financial instruments, net	$(32)	40	(40)	12
Income tax (expense) benefit	$10	(6)	(163)	24
Earnings (loss) attributable to Liberty Media Corporation stockholders	$(45)	12	244	(39)

(1)

Includes stock-based compensation of $2 million and $8 million for the three months ended June 30, 2016 and 2015, respectively and $10 million and $15 million for the six months ended June 30, 2016 and 2015, respectively.

BALANCE SHEET INFORMATION

June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$526	149	554	—	1,229
Trade and other receivables, net	225	48	3	—	276
Other current assets	232	27	4	—	263
Total current assets	983	224	561	—	1,768
Intergroup interest in the Liberty Braves Group (note 2)	—	—	133	(133)	—
Investments in available-for-sale securities and other cost investments (note 3)	—	8	484	—	492
Investments in affiliates, accounted for using the equity method (note 4)	166	52	905	—	1,123

Property and equipment, at cost	1,985	647	160	—	2,792
Accumulated depreciation	(637)	(45)	(68)	—	(750)
	1,348	602	92	—	2,042

Intangible assets not subject to amortization
Goodwill	14,165	180	—	—	14,345
FCC licenses	8,600	—	—	—	8,600
Other	930	143	—	—	1,073
	23,695	323	—	—	24,018
Intangible assets subject to amortization, net	1,004	64	—	—	1,068
Other assets	140	12	226	—	378
Total assets	$27,336	1,285	2,401	(133)	30,889

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$3	(1)	(2)	—	—
Accounts payable and accrued liabilities	715	72	21	—	808
Current portion of debt (note 5)	256	—	—	—	256
Deferred revenue	1,814	68	1	—	1,883
Other current liabilities	3	—	45	—	48
Total current liabilities	2,791	139	65	—	2,995
Long-term debt (note 5)	6,107	137	1,031	—	7,275
Deferred income tax liabilities	1,796	27	29	—	1,852
Redeemable intergroup interest (note 2)	—	133	—	(133)	—
Other liabilities	272	388	56	—	716
Total liabilities	10,966	824	1,181	(133)	12,838
Equity / Attributed net assets	9,980	447	1,220	—	11,647
Noncontrolling interests in equity of subsidiaries	6,390	14	—	—	6,404
Total liabilities and equity	$27,336	1,285	2,401	(133)	30,889

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$1,032	—	—	1,032
Other revenue	203	131	—	334
Total revenue	1,235	131	—	1,366
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	264	—	—	264
Programming and content	83	—	—	83
Customer service and billing	94	—	—	94
Other	45	—	—	45
Subscriber acquisition costs	129	—	—	129
Other operating expenses	20	102	—	122
Selling, general and administrative	180	19	9	208
Depreciation and amortization	77	13	3	93
	892	134	12	1,038
Operating income (loss)	343	(3)	(12)	328
Other income (expense):
Interest expense	(86)	—	(4)	(90)
Share of earnings (losses) of affiliates, net	2	2	14	18
Realized and unrealized gains (losses) on financial instruments, net	—	—	(32)	(32)
Unrealized gains (losses) on intergroup interest (note 2)	—	27	(27)	—
Other, net	—	(1)	6	5
	(84)	28	(43)	(99)
Earnings (loss) before income taxes	259	25	(55)	229
Income tax (expense) benefit	(99)	—	10	(89)
Net earnings (loss)	160	25	(45)	140
Less net earnings (loss) attributable to the noncontrolling interests	60	—	—	60
Net earnings (loss) attributable to Liberty stockholders	$100	25	(45)	80

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2015

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$936	—	—	936
Other revenue	183	103	—	286
Total revenue	1,119	103	—	1,222
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	331	—	—	331
Programming and content	61	—	—	61
Customer service and billing	94	—	—	94
Other	34	—	—	34
Subscriber acquisition costs	137	—	—	137
Other operating expenses	18	85	—	103
Selling, general and administrative	169	15	15	199
Depreciation and amortization	81	9	2	92
	925	109	17	1,051
Operating income (loss)	194	(6)	(17)	171
Other income (expense):
Interest expense	(76)	(1)	(6)	(83)
Share of earnings (losses) of affiliates, net	3	2	(5)	—
Realized and unrealized gains (losses) on financial instruments, net	—	—	40	40
Other, net	—	—	6	6
	(73)	1	35	(37)
Earnings (loss) before income taxes	121	(5)	18	134
Income tax (expense) benefit	(30)	1	(6)	(35)
Net earnings (loss)	91	(4)	12	99
Less net earnings (loss) attributable to the noncontrolling interests	38	—	—	38
Net earnings (loss) attributable to Liberty stockholders	$53	(4)	12	61

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$2,041	—	—	2,041
Other revenue	394	135	—	529
Total revenue	2,435	135	—	2,570
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	516	—	—	516
Programming and content	168	—	—	168
Customer service and billing	191	—	—	191
Other	78	—	—	78
Subscriber acquisition costs	261	—	—	261
Other operating expenses	39	130	—	169
Selling, general and administrative	347	33	29	409
Legal settlement, net	—	—	(511)	(511)
Depreciation and amortization	156	18	6	180
	1,756	181	(476)	1,461
Operating income (loss)	679	(46)	476	1,109
Other income (expense):
Interest expense	(167)	—	(7)	(174)
Share of earnings (losses) of affiliates, net	9	4	(7)	6
Realized and unrealized gains (losses) on financial instruments, net	—	—	(40)	(40)
Unrealized gains (losses) on intergroup interest (note 2)	—	27	(27)	—
Other, net	1	(1)	12	12
	(157)	30	(69)	(196)
Earnings (loss) before income taxes	522	(16)	407	913
Income tax (expense) benefit	(199)	16	(163)	(346)
Net earnings (loss)	323	—	244	567
Less net earnings (loss) attributable to the noncontrolling interests	122	—	—	122
Net earnings (loss) attributable to Liberty stockholders	$201	—	244	445

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2015

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$1,843	—	—	1,843
Other revenue	352	108	—	460
Total revenue	2,195	108	—	2,303
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	544	—	—	544
Programming and content	123	—	—	123
Customer service and billing	186	—	—	186
Other	65	—	—	65
Subscriber acquisition costs	259	—	—	259
Other operating expenses	35	98	—	133
Selling, general and administrative	341	28	32	401
Depreciation and amortization	158	14	4	176
	1,711	140	36	1,887
Operating income (loss)	484	(32)	(36)	416
Other income (expense):
Interest expense	(149)	(1)	(10)	(160)
Share of earnings (losses) of affiliates, net	(4)	4	(37)	(37)
Realized and unrealized gains (losses) on financial instruments, net	—	—	12	12
Other, net	—	—	8	8
	(153)	3	(27)	(177)
Earnings (loss) before income taxes	331	(29)	(63)	239
Income tax (expense) benefit	(155)	10	24	(121)
Net earnings (loss)	176	(19)	(39)	118
Less net earnings (loss) attributable to the noncontrolling interests	76	—	—	76
Net earnings (loss) attributable to Liberty stockholders	$100	(19)	(39)	42

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$323	—	244	567
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	156	18	6	180
Stock-based compensation	54	4	10	68
Excess tax benefit from stock-based compensation	(1)	—	(74)	(75)
Share of (earnings) loss of affiliates, net	(9)	(4)	7	(6)
Unrealized (gains) losses on intergroup interest, net	—	(27)	27	—
Realized and unrealized (gains) losses on financial instruments, net	—	—	40	40
Deferred income tax expense (benefit)	190	(20)	10	180
Intergroup tax allocation	3	(4)	1	—
Other charges (credits), net	26	1	(4)	23
Changes in operating assets and liabilities
Current and other assets	7	(60)	2	(51)
Payables and other liabilities	34	111	116	261
Net cash provided (used) by operating activities	783	19	385	1,187
Cash flows from investing activities:
Investments in and loans to cost and equity investees	—	(8)	(3)	(11)
Cash proceeds from sale of investments	—	—	58	58
Capital expended for property and equipment	(67)	(93)	—	(160)
Purchases of short term investments and other marketable securities	—	—	(258)	(258)
Sales of short term investments and other marketable securities	—	—	273	273
Other investing activities, net	(4)	(10)	26	12
Net cash provided (used) by investing activities	(71)	(111)	96	(86)
Cash flows from financing activities:
Borrowings of debt	1,387	66	—	1,453
Repayments of debt	(744)	(71)	(1)	(816)
Intergroup (payments) receipts	9	(34)	25	—
Shares repurchased by subsidiary	(996)	—	—	(996)
Proceeds from Liberty Braves common stock rights offering	—	203	—	203
Excess tax benefit from stock-based compensation	1	—	74	75
Taxes paid in lieu of shares issued for stock-based compensation	(6)	—	(4)	(10)
Other financing activities, net	51	64	(97)	18
Net cash provided (used) by financing activities	(298)	228	(3)	(73)
Net increase (decrease) in cash and cash equivalents	414	136	478	1,028
Cash and cash equivalents at beginning of period	112	13	76	201
Cash and cash equivalents at end of period	$526	149	554	1,229

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2015

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$176	(19)	(39)	118
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	158	14	4	176
Stock-based compensation	74	2	15	91
Excess tax benefit from stock-based compensation	(12)	—	(23)	(35)
Share of (earnings) loss of affiliates, net	4	(4)	37	37
Realized and unrealized (gains) losses on financial instruments, net	—	—	(12)	(12)
Deferred income tax expense (benefit)	139	(7)	(51)	81
Intergroup tax allocation	(2)	(3)	5	—
Intergroup tax (payments) receipts	—	1	(1)	—
Other charges (credits), net	11	2	2	15
Changes in operating assets and liabilities
Current and other assets	(136)	(26)	6	(156)
Payables and other liabilities	279	54	34	367
Net cash provided (used) by operating activities	691	14	(23)	682
Cash flows from investing activities:
Cash proceeds from dispositions of investments	—	—	149	149
Proceeds (payments) from settlement of financial instruments, net	—	—	(19)	(19)
Capital expended for property and equipment	(61)	(78)	—	(139)
Purchases of short term investments and other marketable securities	—	—	(32)	(32)
Sales of short term investments and other marketable securities	—	—	180	180
Other investing activities, net	—	2	(24)	(22)
Net cash provided (used) by investing activities	(61)	(76)	254	117
Cash flows from financing activities:
Borrowings of debt	1,258	85	—	1,343
Repayments of debt	(661)	—	—	(661)
Intergroup (payments) receipts	7	—	(7)	—
Repurchases of Liberty common stock	—	—	(300)	(300)
Shares repurchased by subsidiary	(1,084)	—	—	(1,084)
Taxes paid in lieu of shares issued for stock-based compensation	(16)	—	(11)	(27)
Excess tax benefit from stock-based compensation	12	—	23	35
Other financing activities, net	—	—	4	4
Net cash provided (used) by financing activities	(484)	85	(291)	(690)
Net increase (decrease) in cash and cash equivalents	146	23	(60)	109
Cash and cash equivalents at beginning of period	148	11	522	681
Cash and cash equivalents at end of period	$294	34	462	790

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)

As discussed in note 2 the accompanying condensed consolidated financial statements, on April 15, 2016 Liberty completed a recapitalization of Liberty Media Corporation’s (“Liberty” or the “Company”) common stock into three new tracking stock groups, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock (the “Recapitalization”). The attributed financial information is presented herein on a pro forma basis for the three and six months ended June 30, 2016 and 2015 as if the Recapitalization had been completed as of January 1, 2015.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty SiriusXM Group is comprised of our consolidated subsidiary, Sirius XM Holdings Inc. (“SIRIUS XM”), corporate cash and its margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of June 30, 2016, the Liberty SiriusXM Group has cash and cash equivalents of approximately $526 million, which includes $476 million of subsidiary cash.

The Liberty Braves Group is comprised of our consolidated subsidiary, Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project (the “Development Project”), corporate cash and all liabilities arising under a note obligation from Braves Holdings to Liberty, with a total borrowing capacity of up to $165 million by Braves Holdings (the “Intergroup Note”) relating to funds borrowed and used for investment in the Development Project. As of December 31, 2015, Braves Holdings had drawn approximately $31 million on the Intergroup Note, which is included in the Intergroup payable (receivable) line item in the consolidated attributed balance sheet. $150 million was outstanding under the Intergroup Note which was repaid during June 2016 using proceeds from the subscription rights offering (as described in more detail below), and the Intergroup Note agreement was cancelled. The remaining proceeds from the rights offering were attributed to the Liberty Braves Group. As of June 30, 2016, the Liberty Braves Group has cash and cash equivalents of approximately $149 million, which includes subsidiary cash.

The Liberty Media Group is comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Liberty Braves Group, including Liberty’s interests in Live Nation Entertainment, Inc. (“Live Nation”), minority equity investments in Time Warner Inc. and Viacom, Inc., the Intergroup Note, the recovery received in connection with the Vivendi lawsuit, cash, an intergroup interest in the Liberty Braves Group as well as Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments. As of June 30, 2016, the Liberty Media Group has cash and cash equivalents of approximately $554 million.

Following the creation of the new tracking stocks, Liberty distributed to holders of its Liberty Braves common stock subscription rights to acquire shares of Series C Liberty Braves common stock to raise capital to repay the Intergroup Note and for working capital purposes. In the rights distribution, Liberty distributed 0.47 of a Series C Liberty Braves subscription right for each share of Series A, Series B or Series C Liberty Braves common stock held as of 5:00 p.m., New York City time, on May 16, 2016. Fractional Series C Liberty Braves subscription rights were rounded up to the nearest whole right. Each whole Series C Liberty Braves subscription right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of Liberty’s Series C Liberty Braves common stock at a subscription price of $12.80, which was equal to an approximate 20%

Notes to Attributed Financial Information (Continued)

(unaudited)

discount to the trading day volume weighted average trading price of Liberty’s Series C Liberty Braves common stock for the 18-day trading period ending on May 11, 2016.  Each Series C Liberty Braves subscription right also entitled the holder to subscribe for additional shares of Series C Liberty Braves common stock that were unsubscribed for in the rights offering pursuant to an oversubscription privilege. The rights offering commenced on May 18, 2016, which was also the ex-dividend date for the distribution of the Series C Liberty Braves subscription rights. The rights offering expired at 5:00 p.m. New York City time, on June 16, 2016 and was fully subscribed with 15,833,634 shares of Series C Liberty Braves common stock issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. Approximately $150 million of the proceeds from the rights offering were used to repay the amount outstanding on the Intergroup Note and accrued interest to Liberty. The remaining proceeds will be used for future development costs attributed to the Liberty Braves Group.

(2)

As part of the Recapitalization, the Liberty Media Group initially held a 20% intergroup interest in the Liberty Braves Group. As a result of the rights offering, the number of notional shares underlying the intergroup interest was adjusted to 9,084,940, representing a 15.6% intergroup interest in the Liberty Braves Group. The intergroup interest is a quasi-equity interest which is not represented by outstanding shares of common stock; rather, the Liberty Media Group has an attributed value in the Liberty Braves Group which is generally stated in terms of a number of shares of stock issuable to the Liberty Media Group with respect to its interest in the Liberty Braves Group. Each reporting period, the notional shares representing the intergroup interest are marked to fair value. The change in fair value is recorded in the Unrealized gain (loss) on intergroup interest line item in the unaudited attributed condensed consolidated statements of operations. The Liberty Media Group’s intergroup interest is reflected in the Investment in intergroup interest line item, and the Liberty Braves Group liability for the intergroup interest is reflected in the Redeemable intergroup interest line item in the unaudited attributed condensed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interest. Appropriate eliminating entries are recorded in the Company’s consolidated financial statements.

As the notional shares underlying the intergroup interest are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty has assumed that the notional shares (if and when issued) would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages. Therefore, the market price of Series C Liberty Braves common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed condensed consolidated statements of operations.

The intergroup interest will remain outstanding until the redemption of the outstanding interest, at the discretion of the Company’s Board of Directors, through transfer of securities, cash and/or other assets from the Liberty Braves Group to the Liberty Media Group.

Notes to Attributed Financial Information (Continued)

(unaudited)

(3)	Investments in AFS securities, which are recorded at their respective fair market values, and other cost investments are summarized as follows:

	June 30, 2016	December 31, 2015
	amounts in millions
Liberty SiriusXM Group
Other AFS and cost investments	$—	—
Total attributed Liberty SiriusXM Group	—	—

Liberty Braves Group
Other AFS and cost investments	8	8
Total attributed Liberty Braves Group	8	8

Liberty Media Group
Fair Value Option Securities
Time Warner, Inc. (a)	313	275
Viacom, Inc. (b)	77	76
Other equity securities	16	74
Other debt securities	—	25
Total Fair Value Option Securities	406	450
AFS and cost investments
Live Nation debt securities	24	24
Other AFS and cost investments	54	51
Total AFS and cost investments	78	75
Total attributed Liberty Media Group	484	525

Consolidated Liberty	$492	533

(a)

Shares of Time Warner, Inc., which are attributed to the Liberty Media Group, are pledged as collateral pursuant to the Braves Holdings mixed-use development facility, which is attributed to the Liberty Braves Group. See note 5 below for details regarding the number and fair value of shares pledged as collateral pursuant to the Braves Holdings mixed-use development facility as of June 30, 2016.

(b)	During the six months ended June 30, 2015, Liberty sold 1.8 million shares of Viacom, Inc. common stock for approximately $122 million in proceeds.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)	The following table presents information regarding certain equity method investments attributed to each of the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group:

	June 30, 2016			December 31, 2015
	Percentage	Market	Carrying	Carrying
	ownership	Value	amount	amount
	dollar amounts in millions
Liberty SiriusXM Group
SIRIUS XM Canada (a)	37%	$167	$166	153
Total Liberty SiriusXM Group			166	153

Liberty Braves Group
Other	various	NA	52	39
Total Liberty Braves Group			52	39

Liberty Media Group
Live Nation (b)	34%	$1,637	746	764
Other	various	NA	159	159
			905	923
Consolidated Liberty			$1,123	1,115

(a)

SIRIUS XM has an investment in SIRIUS XM Canada that was recorded at fair value, based on the market price per share (level 1), in the application of purchase accounting upon the acquisition of a controlling interest in SIRIUS XM on January 18, 2013. See discussion below of SIRIUS XM Canada.

(b)

Shares of Live Nation, which are held by the Liberty Media Group, are pledged as collateral pursuant to a margin loan agreement, which is held by the Liberty SiriusXM Group. See note 5 below for details regarding the number and fair value of shares pledged as collateral pursuant to this margin loan agreement as of June 30, 2016.

SIRIUS XM Canada

In the acquisition of SIRIUS XM, Liberty acquired an interest in SIRIUS XM Canada which SIRIUS XM accounts for as an equity method affiliate. Liberty recognized the investment at fair value, based on the market price per share (level 1), on the date of acquisition.

SIRIUS XM has entered into agreements to provide SIRIUS XM Canada with the right to offer SIRIUS XM satellite radio service in Canada. The various license and services agreements with SIRIUS XM Canada will expire in 2017 and 2020. SIRIUS XM receives a percentage based royalty of 10% and 15% for certain types of subscription revenue earned by SIRIUS XM Canada for the distribution of Sirius and XM platforms, respectively, royalties for activation fees and premium services and reimbursement for other charges. At June 30, 2016, SIRIUS XM has approximately $3 million and $9 million in current and noncurrent related party liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in current and noncurrent other liabilities, respectively, in the Company’s condensed consolidated balance sheet.  Additionally, SIRIUS XM has approximately $5 million in current related party assets at June 30, 2016 due to activation fees and programming and chipset costs for which SIRIUS XM Canada reimburses SIRIUS XM that are recorded in other current assets in the Company’s condensed consolidated balance sheet. SIRIUS XM recorded approximately $11 million and $13 million in revenue for the three months ended June 30, 2016 and 2015, respectively, and $21 million and $26 million for the six months ended months ended June 30, 2016 and 2015, respectively, associated with these various agreements in the other revenue line in the condensed consolidated statements of operations.  SIRIUS XM Canada declared dividends to SIRIUS XM of

Notes to Attributed Financial Information (Continued)

(unaudited)

$4 million and $4 million during the three months ended June 30, 2016 and 2015, respectively, and $8 million and $8 million during the six months ended June 30, 2016 and 2015, respectively.

On May 12, 2016, a subsidiary of SIRIUS XM, Sirius XM Radio Inc. (“Sirius XM Radio”), entered into an arrangement agreement (the “Arrangement Agreement”) with SIRIUS XM Canada. Pursuant to the Arrangement Agreement, SIRIUS XM Radio and certain Canadian shareholders will form a new company to acquire shares of SIRIUS XM Canada not already owned by them pursuant to a plan of arrangement (the “Transaction”). In connection with the Transaction, SIRIUS XM Canada’s shareholders will be entitled to elect to receive, for each share of SIRIUS XM Canada held, C$4.50 (U.S.$3.50 as of May 12, 2016) in (i) cash, (ii) shares of SIRIUS XM’s common stock, (iii) a security exchangeable for shares of SIRIUS XM’s common stock, or (iv) a combination thereof; provided that no more than 50% of the total consideration in the Transaction (or up to 35 million shares) will be issued in SIRIUS XM common stock and exchangeable shares. All of the obligations of SIRIUS XM Radio under the Arrangement Agreement are guaranteed by SIRIUS XM.

Following the Transaction, SIRIUS XM Radio is expected to hold a 70% economic interest and 33% voting interest in SIRIUS XM Canada, with the remainder of the voting power and economic interest held by Slaight Communications and Obelysk Media, two of SIRIUS XM Canada’s current Canadian shareholders. SIRIUS XM Radio expects to contribute to SIRIUS XM Canada approximately U.S. $275 million in connection with the Transaction (assuming that all shareholders elect to receive cash in connection with the Transaction), which amount is expected to be used to pay the cash consideration to SIRIUS XM Canada’s shareholders and will be decreased proportionately if shareholders elect to receive consideration in shares of SIRIUS XM common stock or securities exchangeable for SIRIUS XM common stock.

The Transaction is subject to the approval of two-thirds of the shareholders of SIRIUS XM Canada, as well as a majority of the minority shareholders of SIRIUS XM Canada. The Transaction is also subject to receipt of court and Canadian Radio-Television and Telecommunications Commission approval. Pending receipt of all necessary approvals, the Transaction is expected to close no later than end of the fourth quarter of 2016.

Notes to Attributed Financial Information (Continued)

(unaudited)

(5)	Debt attributed to the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group is comprised of the following:

	Outstanding	Carrying value
	Principal	June 30,	December 31,
	June 30, 2016	2016	2015
	amounts in millions
Liberty SiriusXM Group
Corporate level notes and loans:
Margin loans	$250	250	250
Subsidiary notes and loans:
SIRIUS XM 5.875% Senior Notes due 2020	650	645	645
SIRIUS XM 5.75% Senior Notes due 2021	600	596	596
SIRIUS XM 5.25% Senior Secured Notes due 2022	400	406	406
SIRIUS XM 4.25% Senior Notes due 2020	500	497	496
SIRIUS XM 4.625% Senior Notes due 2023	500	496	496
SIRIUS XM 6% Senior Notes due 2024	1,500	1,486	1,485
SIRIUS XM 5.375% Senior Notes due 2025	1,000	990	989
SIRIUS XM 5.375% Senior Notes due 2026	1,000	989	—
SIRIUS XM Credit Facility	—	—	340
SIRIUS XM leases	16	16	13
Less deferred financing costs	(8)	(8)	(7)
Total Liberty SiriusXM Group	6,408	6,363	5,709
Liberty Braves Group
Subsidiary notes and loans:
Notes and loans	145	145	147
Less deferred financing costs	(8)	(8)	(8)
Total Liberty Braves Group	137	137	139
Liberty Media Group
Corporate level notes and loans:
Liberty 1.375% Cash Convertible Notes due 2023	1,000	994	995
Notes and loans	37	37	38
Total Liberty Media Group	1,037	1,031	1,033
Total debt	$7,582	7,531	6,881
Less debt classified as current		(256)	(255)
Total long-term debt		7,275	6,626

Margin Loans

During October 2015, Liberty refinanced a margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $1 billion undrawn line of credit, which is now scheduled to mature on October 25, 2016. Shares of SIRIUS XM and Live Nation are pledged as collateral pursuant to this agreement. The new term loan and any drawn portion of the revolver carries an interest rate of LIBOR plus an applicable spread between 1.75% and 2.25% (based on the value of collateral) with the undrawn portion carrying a fee of 0.75%. Borrowings outstanding under this margin loan bore interest at a rate of 2.38% per annum at June 30, 2016. Other terms of the agreement were substantially similar to the previous arrangement. As of June 30, 2016, availability under the revolving line of credit was $1 billion.

Notes to Attributed Financial Information (Continued)

(unaudited)

As of June 30, 2016, the values of shares pledged as collateral pursuant to the $1.25 billion margin loan due 2016 is as follows:

	Number of Shares Pledged
	as Collateral as of	Share value as of
Investment	June 30, 2016	June 30, 2016
	amounts in millions
Liberty SiriusXM Group
SIRIUS XM	145.4	$574
Liberty Media Group
Live Nation	4.2	$100

As discussed in note 4, shares of Live Nation, which are pledged as collateral pursuant to the margin loan agreement, are held by the Liberty Media Group. Following the Recapitalization, the Company’s Board of Directors approved an amount payable by the Liberty SiriusXM Group to the Liberty Media Group in order to reflect the credit support provided by the assets of the Liberty Media Group used as collateral for the margin loan obligation attributed to the Liberty SiriusXM Group. The amount payable will be determined and paid quarterly in arrears, based on the average share price of Live Nation common stock each period. This inter-group arrangement is recorded through the Intergroup payable (receivable) line item in the condensed consolidated attributed balance sheets and through the Interest expense line item in the condensed consolidated statements of operations and eliminated in consolidation. The total amount payable is expected to be less than $1 million each annual period.

Braves Holdings Notes

In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and development of a mixed-use complex adjacent to the ballpark.  The new facility is expected to cost approximately $672 million and Braves Holdings expects to spend approximately $50 million in other costs and equipment related to the new ballpark.  Funding for the ballpark will be split between Braves Holdings, Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority. Cobb-Marietta Coliseum and Exhibit Hall Authority and Cobb County (collectively the “Authority”) will be responsible for funding $392 million of ballpark related construction and Braves Holdings will be responsible for remainder of cost, including cost overruns.  Cobb-Marietta Coliseum and Exhibit Hall Authority issued $368 million in bonds during September 2015. Braves Holdings received $103 million of the bond proceeds during September 2015 as reimbursement for project costs paid for by Braves Holdings prior to the funding of the bonds. Funding for ballpark initiatives by Braves Holdings has come from cash reserves and utilization of two credit facilities. Additionally, during September 2015, Braves Holdings entered into a $345 million term loan (the “Braves Term Loan”). The Braves Term Loan bears interest at LIBOR plus an applicable spread between 1.50% and 1.75% (based on the debt service coverage ratio) per annum and an unused commitment fee of 0.35% per annum based on the average daily unused portion of the Braves Term Loan, payable quarterly in arrears. The interest rate on the Braves Term Loan was 1.68% as of June 30, 2016. The Braves Term Loan is scheduled to mature during September 2020. In connection with entering into the Braves Term Loan, Braves Holdings partially repaid and reduced the capacity on one of the credit facilities from $250 million to $75 million for a total capacity under the credit facilities of $175 million. As of June 30, 2016, the weighted average interest rate on the credit facilities was 1.99%. As of June 30, 2016, Braves Holdings has borrowed approximately $133 million under the Braves Term Loan and two facilities.

Due to Braves Holdings providing the initial funding of the project and its ownership of the land during the initial construction period, until the initial reimbursement by the Authority during September 2015 at which time the land was conveyed to the Authority, Braves Holdings has been deemed the owner (for accounting purposes) of the stadium during the construction period and costs have been classified as construction in progress (“CIP”), within the Property and equipment, net line item. Future costs of the project will continue to be captured in CIP along with a corresponding liability in other liabilities, for amounts funded by the Authority.

Notes to Attributed Financial Information (Continued)

(unaudited)

At the end of construction an additional determination will be made to determine whether the transaction will qualify for sale-leaseback accounting treatment.

In addition, Braves Holdings through affiliated entities and outside development partners are in the process of developing land around the ballpark for a mixed-use complex that is expected to feature retail, residential, office, hotel and entertainment opportunities. The estimated cost for mixed-use development is $558 million, of which Braves Holdings affiliated entities are expected to fund approximately $490 million, which Braves Holdings intends to fund with a mix of approximately $200 million in equity and $290 million in new debt. In December 2015, certain subsidiaries of Braves Holdings entered into three separate credit facilities totaling $207 million to fund a portion of the mixed use development costs. The maturity dates of the facilities range between December 2018 and December 2019, and all of the facilities contain two year extension options. Interest rates on the credit facilities bear interest at LIBOR plus an applicable spread between 2.0% and 2.6%, with step-downs upon lease of the mixed use facilities at the completion of construction. As of June 30, 2016, $12 million was drawn on these facilities with a weighted average interest rate of 2.46%.

As discussed in note 3 above, 464 thousand Time Warner, Inc. shares were pledged as collateral to these facilities. The fair value of the shares pledged as of June 30, 2016 was $34 million. Shares of Time Warner, Inc. are held by the Liberty Media Group. Following the Recapitalization, the Company’s Board of Directors approved an amount payable by the Liberty Braves Group to pay the Liberty Media Group in order to reflect the credit support provided by the assets of the Liberty Media Group used as collateral for the credit facility obligations of the Liberty Braves Group. The amount of this obligation is determined and paid quarterly in arrears, based on the average share price of Time Warner, Inc. common stock each period. This inter-group arrangement is recorded through the Intergroup payable (receivable) line item in the condensed consolidated attributed balance sheets and through the Interest expense line item in the condensed consolidated statements of operations and eliminated in consolidation. The total amount payable is expected to be less than $1 million each annual period.

As of June 30, 2016, approximately $420 million has been spent to-date on the baseball facility, of which approximately $331 million of funding has been provided by the Authority, and $179 million has been spent to date on the mixed-use development.

Liberty 1.375% Cash Convertible Notes due 2023

On October 17, 2013, Liberty issued $1 billion aggregate principal amount of 1.375% Cash Convertible Senior Notes due 2023 ("Convertible Notes").  The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted.  Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversion of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities. During the year ended December 31, 2014, in connection with the issuance of Series C Liberty Media Corporation common stock and the Broadband Spin-Off, as discussed in note 1 to the accompanying condensed consolidated financial statements, the conversion rate was adjusted to 21.0859 shares of Series A Liberty Media Corporation common stock per $1,000 principal amount of Convertible Notes with an equivalent conversion price of $47.43 per share of Series A Liberty Media Corporation common stock. Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under certain circumstances. Liberty has elected to account for this instrument using the fair value option.  Accordingly, changes in the fair value of this instrument are recognized as unrealized gains (losses) in the statement of operations.  As of June 30, 2016, the Convertible Notes are classified as a long term liability in the condensed consolidated balance sheet, as the conversion conditions have not been met.

As a result of the Recapitalization, as discussed in note 1, the Convertible Notes are convertible into cash based on the product of the conversion rate specified in the indenture and the basket of tracking stocks into which each outstanding share of Series A Liberty Media Corporation common stock has been reclassified (the “Securities Basket”). The supplemental indenture entered into on April 15, 2016 in connection with the Recapitalization amends the conversion, adjustment and other provisions of the indenture to give effect to the Recapitalization and provides that the conversion consideration due upon conversion of any Convertible Note

Notes to Attributed Financial Information (Continued)

(unaudited)

shall be determined as if references in the indenture to one share of Series A Liberty Media Corporation common stock were instead a reference to the Securities Basket, initially consisting of 0.10 of a share of Series A Liberty Braves common stock, 1.0 share of Series A Liberty SiriusXM common stock and 0.25 of a share of Series A Liberty Media common stock. The Series A Liberty Braves common stock component of the Securities Basket was adjusted to 0.1087 pursuant to anti-dilution adjustments arising out of the distribution of subscription rights to purchase shares of Series C Liberty Braves common stock made to all holders of Liberty Braves common stock.

Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the Series A Liberty common stock, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, is greater than the strike price of Series A Liberty Media Corporation common stock, which corresponded to the initial conversion price of the Convertible Notes. During the year ended December 31, 2014, in connection with the issuance of Series C Liberty common stock and the Broadband Spin-Off, as discussed in note 1 to the accompanying condensed consolidated financial statements, the number of shares covered by the Bond Hedge Transaction was adjusted to 21,085,900 shares of Series A Liberty common stock and the strike price was adjusted to $47.43 per share of Series A Liberty common stock, which corresponds to the adjusted conversion price of the Convertible Notes. In connection with the Recapitalization and the entry into the supplemental indenture on April 15, 2016, Liberty entered into amendments to the Bond Hedge Transaction with each of the counterparties to reflect the adjustments resulting from the Recapitalization. As of the effective date of the Recapitalization, the Bond Hedge Transaction covered, in the aggregate, 5,271,475 shares of Series A Liberty Media common stock, 21,085,900 shares of Series A Liberty SiriusXM common stock and 2,108,590 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which was equal to the aggregate number of shares comprising the Securities Basket underlying the Convertible Notes at that time. The aggregate number of shares of Series A Liberty Braves common stock relating to the Bond Hedge Transaction was increased to 2,292,037, pursuant to anti-dilution adjustments arising out of the rights distribution (note 2).  The expiration of these instruments is October 15, 2023. The fair value of these instruments is included in Other assets, at cost, net of accumulated amortization as of June 30, 2016 and December 31, 2015 in the accompanying condensed consolidated balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statements of operations.

Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same number of shares of common stock as underlie the Bond Hedge Transaction, subject to anti-dilution adjustments (“Warrant Transactions”). The first expiration date of the warrants is January 16, 2024 and expire over a period covering 81 days thereafter. Liberty may elect to settle its delivery obligation under the Warrant Transactions with cash. As of December 31, 2015, there were 21,085,900 warrants outstanding was with a strike price of $64.46 per share. In connection with the Recapitalization, Liberty entered into amendments to the warrant transactions with each of the option counterparties to reflect the adjustments to the Warrant Transactions resulting from the Recapitalization (“Amended Warrant Transactions”).  As of the effective date of the Recapitalization, the Amended Warrant Transactions covered, in the aggregate, 5,271,475 shares of Series A Liberty Media common stock, 21,085,900 shares of Series A Liberty SiriusXM common stock and 2,108,590 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments. The aggregate number of shares of Series A Liberty Braves common stock relating to the Amended Warrant Transactions was increased to 2,292,037, pursuant to anti-dilution adjustments arising out of the rights distribution. The strike price of the warrants was adjusted, as a result of the Recapitalization, to $61.16 per share. The Amended Warrant Transactions may have a dilutive effect with respect to the shares comprising the Securities Basket underlying the warrants to the extent that the settlement price exceeds the strike price of the warrants, and the warrants are settled in shares comprising such Securities Basket. The warrants were recorded in equity at the Liberty Media Group.

(6)

Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group based on the estimated percentage of time spent providing

Notes to Attributed Financial Information (Continued)

(unaudited)

services for each group. On an annual basis estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Following the Recapitalization, stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(7)

Except for the Intergroup Note between the Liberty Braves Group and the Liberty Media Group as discussed in note 1 and the intergroup arrangements regarding the securities held by the Liberty Media Group pledged as collateral pursuant to loans at the Liberty SiriusXM Group and the Liberty Braves Group as discussed in note 4, the intergroup balance at June 30, 2016 and December 31, 2015 is primarily a result of timing of tax benefits.

Per the tracking stock tax sharing policies, consolidated income taxes arising from the Liberty SiriusXM Group in periods prior to the Recapitalization were not subject to tax sharing and were allocated to the Liberty Media Group. As such, the balance of the Intergroup tax payable between the Liberty SiriusXM Group and the Liberty Media group was zero at the effective date of the Recapitalization and is accounted for on a go forward basis beginning on such date.

(8)

The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Media common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group will be entitled to one vote per share, and holders of Series B common stock of each group will be entitled to ten votes per share. Holders of Series C common stock of each group will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM stock, Series A and Series B Liberty Braves stock, or the approval of the holders of only Series A and Series B Liberty Media stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.